Heidmar Maritime Holdings Corp.

89 Akti Miaouli

Piraeus 18538, Greece

VIA EDGAR

January 28, 2025

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Re:	Heidmar Maritime Holdings Corp.

Amendment to Registration Statement on Form F-4

Submitted January 17, 2025

CIK No. 0002029471

Dear Ms. Majmudar:

We thank you for the letter, dated January 24, 2025 (the “Staff’s Letter”), from the staff of the Securities and Exchange Commission (the “Staff”) regarding the abovementioned Registration Statement on Form F-4 (the “Registration Statement”) of Heidmar Maritime Holdings Corp. (the “Company”, “we”, “us” or “our”). This letter is in response to the Staff’s Letter. For convenience, we have restated each of the Staff’s comments below in bold text, followed by our response. We are concurrently filing with this letter Amendment No. 2 to the Registration Statement (the “Second Amended Registration Statement”). Capitalized terms used, but not defined, in this letter have the meaning ascribed to such terms in the Amended Registration Statement.

Amendment to Registration Statement on Form F-4

Cover Page

1.

We note your response to prior comment 1. Please revise to disclose that holders will not know at the time of the vote the number of Holdings shares that they will receive, although the relative ownership of the MGO stockholders and Heidmar stockholders will remain unchanged, if true.

In response to the Staff’s comment, the Company has revised its disclosure on the cover page of the Second Amended Registration Statement to clarify that MGO Stockholders will not know at the time of the vote the number of Holdings Shares that they will receive, although the relative percentage ownership of the MGO Stockholders and Heidmar Shareholders will remain unchanged.

Effect of the Business Combination, page 96

2.

Refer to the fourth paragraph of this section. We note your disclosure that the exchange ratio will likely result in an expected initial trading price below Nasdaq’s standards. It is unclear why you are using an exchange ratio that is in your estimation unlikely to meet the initial trading price. Please clarify and revise as necessary.

January 28, 2025

In response to the Staff’s comment, the Company has revised its disclosure on page 98 of the Second Amended Registration Statement to clarify that the purpose of the exchange ratio is to calculate the agreed upon allocation of Holdings Shares issued at the Closing between MGO on the one hand and the Heidmar Shareholders (and MGO’s financial advisor) on the other. As further disclosed on page 98, Heidmar will target an initial trading price of approximately $10.00 per share in order to achieve Heidmar’s target trading price, satisfy Nasdaq’s listing standards and facilitate efficient trading on the public markets. Accordingly, the Business Combination Agreement allows Heidmar, in its sole discretion, to reduce the number of Holdings Shares to be issued to the MGO Stockholders and the Heidmar Shareholders (and MGO’s financial advisor) on a proportionate basis (through the Issuance Ratio as defined on page 2 of the F-4) in order to facilitate meeting an appropriate trading price.

3.

We note five scenarios presented in the table at page 97. Please expand the existing table or include an additional table to convey more clearly (i) how the number of shares to be issued will change based on differing market prices of MGO shares and (ii) the resulting initial trading price per share under each scenario. Provide similar tabular disclosures in the prospectus summary as well.

In response to the Staff’s comment, the Company has revised its disclosure on pages 99 and 100 of the Second Amended Registration Statement to include additional disclosure and a table which sets forth how the number of Holdings Shares to be issued at the Closing will change based on different market prices of the MGO Shares and Issuance Ratios employed by Heidmar, as well as the indicative trading price of the Holdings Shares in each scenario. The Company has also added this disclosure to the Summary on page 22.

General

4.	Please update your disclosure throughout the registration statement, including your pro forma information, as necessary, to reflect the results of the MGO stockholder vote on January 24, 2025.

In response to the Staff’s comment, the Company has revised its disclosure throughout the Second Amended Registration Statement, including the pro forma financial statements, to reflect the results of the MGO stockholder vote on January 24, 2025. Since on January 24, 2025, the Special Meeting of Stockholders of MGO approved the exercisability of the Common Warrants, the Company believes that the cashless exercise in exchange for a number of MGO shares is probable and therefore has taken the cashless exercise into account in the determination of the estimated number of MGO shares expected to be outstanding at Closing and in the determination of the purchase consideration within the pro forma financial information. In addition, in the valuation of the purchase consideration in the pro forma financial information, the closing market price of MGO’s publicly traded stock has not been used since it may not yet reflect the potential dilution resulting from the expected issuance of 45,163,739 MGO shares upon the cashless exercise of the Common Warrants (which number of MGO Shares is subject to change based on the final Reset Price and the cash exercise of Common Warrants (if any)). Instead, the Company has used the implied fair value per MGO Share of $0.10 calculated based on the most recent equity transaction of MGO (the Offering of Units conducted in December 2024). At Closing, the purchase consideration is expected to be valued based on the market price of MGO’s publicly traded stock, which is expected to reflect any potential dilution from the issuance of MGO shares upon the cashless exercise of the Common Warrants. Therefore, the final purchase consideration and goodwill recognized will be impacted by the market price of MGO’s publicly traded stock at Closing.

If you have any questions or comments concerning the enclosed, please feel free to contact the undersigned at (212) 574-1275 (billotti@sewkis.com) or Holt Goddard at (212) 574-1250 (goddard@sewkis.com).

January 28, 2025

Sincerely,

/s/ Keith J. Billotti
Keith J. Billotti

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